15026210

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
WASH., DC 201

SEC FILE NUMBER
8- 68105

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wheelhouse Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8235 Forsyth Blvd., Ste 200
(No. and Street)

Clayton	Missouri	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Grunzinger 314-881-1850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

6 CityPlace Drive, Suite 900	St. Louis	Missouri	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/20

OATH OR AFFIRMATION

I, Robert Grunzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wheelhouse Securities Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

ERIKA E. ZIMMERMAN
My Commission Expires
February 1, 2016
St. Charles County
Commission #12299087

Signature

Secretary
Title

Erika E Zimmerman
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWN SMITH WALLACE LLC
A MEASURABLE DIFFERENCE™
6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Wheelhouse Securities Corporation and Subsidiary

We have audited the accompanying consolidated financial statements of Wheelhouse Securities Corporation and Subsidiary (a Missouri corporation), which comprise the consolidated statement of financial condition as of December 31, 2014, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Wheelhouse Securities Corporation and Subsidiary's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Wheelhouse Securities Corporation and Subsidiary as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules included at pages 14 - 16 have been subjected to audit procedures performed in conjunction with the audit of Wheelhouse Securities Corporation and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of Wheelhouse Securities Corporation Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Brown Smith Wallace, LLC

Brown Smith Wallace, LLC
St. Louis, Missouri
February 2, 2015

WHEELHOUSE SECURITIES CORPORATION and SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2014

ASSETS	
Cash and cash equivalents	**$197,141**
Deposit with clearing organization	**25,000**
Receivables from clearing organization	**2,422**
Securities owned:	
Marketable, at fair value	**13,568**
Property and equipment, net of accumulated depreciation and amortization of $29,790	**5,612**
Prepaid expenses and other assets	**25,833**
TOTAL ASSETS	**$269,576**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable, accrued expenses, and other liabilities	**$30,403**
Accrued salary and commissions	**3,822**
Total Liabilities	**34,225**
Stockholder's Equity	
Common stock: $0.01 par value; authorized 2,500,000 shares; 70,000 shares issued and outstanding	**700**
Additional paid-in capital	**69,300**
Retained earnings	**165,351**
Total Stockholder's Equity	**235,351**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$269,576**

The accompanying notes are an integral part of these consolidated financial statements.